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                                November 28, 2022

       Phillip Greenwood
       Chief Executive Officer
       Careerlink Holdings, Inc.
       1907 Harney St., Suite 160
       Omaha, NE 68102

                                                        Re: Careerlink
Holdings, Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 22,
2022
                                                            File No. 024-11997

       Dear Phillip Greenwood:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form 1-A

       Cover Page

   1. You state that Careerlink "intends to trade on the OTC at some point in the future and potentially the
NASDAQ." Please disclose whether quotation on the OTC or listing on the Nasdaq is a
condition to this offering. If not, please disclose that there is a risk that you may not ever be
quoted on the OTC or approved for listing on Nasdaq.
 Phillip Greenwood
FirstName  LastNamePhillip
Careerlink Holdings, Inc. Greenwood
Comapany 28,
November   NameCareerlink
               2022        Holdings, Inc.
November
Page  2    28, 2022 Page 2
FirstName LastName
      Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Jonathan Leinwand